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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Memory Pharmaceuticals Corp.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
58606R403

(CUSIP Number)
Vaughn Kailian
MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 54th Floor
Boston, MA 02116
Telephone: (617) 425-9200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 25, 2008

(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	58606R403

1	NAME OF REPORTING PERSONS. I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures IV Q-P, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		13,251,643

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,251,643

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	13,251,643

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.1%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) This Schedule is filed by MPM BioVentures IV-QP, L.P. (“BV IV QP”), MPM BioVentures IV GmbH & Co. Beteiligungs KG (“BV IV KG”), MPM Asset Management Investors BV4 LLC (“AM LLC”), MPM BioVentures IV GP LLC (“BV IV GP”) and MPM BioVentures IV LLC (“BV IV LLC”) (collectively, the “MPM Entities”) and Vaughan Kailian, Luke Evnin, Ansbert Gadicke, Steven St. Peter, William Greene, James Paul Scopa, Ashley Dombkowski and John VanderVort (collectively, the “Listed Persons”). The Listed Persons are members of BV IV LLC and AM LLC. The MPM Entities and Listed Persons expressly disclaim status as a “group” for purposes of this amended Schedule 13D.
(2) This percentage is calculated based upon 82,243,050 shares of the Issuer’s Common Stock outstanding as of December 1, 2008, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, as set forth in the Issuer’s Schedule 14D-9, filed with the Securities and Exchange Commission on December 3, 2008.

CUSIP No.	58606R403

1	NAME OF REPORTING PERSONS. I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures IV GmbH & Co. Beteiligungs KG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Germany

	7	SOLE VOTING POWER

NUMBER OF		510,531

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		510,531

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	510,531

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.6%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and Listed Persons expressly disclaim status as a “group” for purposes of this amended Schedule 13D.
(2) This percentage is calculated based upon 82,243,050 shares of the Issuer’s Common Stock outstanding as of December 1, 2008, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, as set forth in the Issuer’s Schedule 14D-9, filed with the Securities and Exchange Commission on December 3, 2008.

CUSIP No.	58606R403

1	NAME OF REPORTING PERSONS. I.R.S. Identification No(s). of above person(s) (entities only) MPM Asset Management Investors BV4 LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		376,819

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		376,819

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	376,819

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.5%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and Listed Persons expressly disclaim status as a “group” for purposes of this amended Schedule 13D.
(2) This percentage is calculated based upon 82,243,050 shares of the Issuer’s Common Stock outstanding as of December 1, 2008, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, as set forth in the Issuer’s Schedule 14D-9, filed with the Securities and Exchange Commission on December 3, 2008.

CUSIP No.	58606R403

1	NAME OF REPORTING PERSONS. I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures IV GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,762,174(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

13,762,174(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,762,174(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.7%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and Listed Persons expressly disclaim status as a “group” for purposes of this amended Schedule 13D.
(2) Consists of 13,251,643 shares of Common Stock held by BV IV QP and 510,531 shares of Common Stock held by BV IV KG. BV IV GP and BV IV LLC are the direct and indirect general partners of BV IV QP and BV IV KG.
(3) This percentage is calculated based upon 82,243,050 shares of the Issuer’s Common Stock outstanding as of December 1, 2008, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, as set forth in the Issuer’s Schedule 14D-9, filed with the Securities and Exchange Commission on December 3, 2008.

CUSIP No.	58606R403

1	NAME OF REPORTING PERSONS. I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures IV LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,138,993(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

14,138,993(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,138,993(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.2%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and Listed Persons expressly disclaim status as a “group ”for purposes of this amended Schedule 13D.
(2) Consists of 13,251,643 shares of Common Stock held by BV IV QP, 510,531 shares of Common Stock held by BV IV KG and 376,819 shares of Common Stock held by AM LLC. BV IV GP and BV IV LLC are the direct and indirect general partners of BV IV QP and BV IV KG and BV IV LLC is the manager of AM LLC.
(3) This percentage is calculated based upon 82,243,050 shares of the Issuer’s Common Stock outstanding as of December 1, 2008, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, as set forth in the Issuer’s Schedule 14D-9, filed with the Securities and Exchange Commission on December 3, 2008.

CUSIP No.	58606R403

1	NAME OF REPORTING PERSONS. I.R.S. Identification No(s). of above person(s) (entities only) Ansbert Gadicke

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,138,993(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

14,138,993(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,138,993(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.2%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and Listed Persons expressly disclaim status as a “group” for purposes of this amended Schedule 13D.
(2) Consists of 13,251,643 shares of Common Stock held by BV IV QP, 510,531 shares of Common Stock held by BV IV KG and 376,819 shares of Common Stock held by AM LLC. BV IV GP and BV IV LLC are the direct and indirect general partners of BV IV QP and BV IV KG and BV IV LLC is the manager of AM LLC. The Reporting Person is a member of BV IV LLC.
(3) This percentage is calculated based upon 82,243,050 shares of the Issuer’s Common Stock outstanding as of December 1, 2008, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, as set forth in the Issuer’s Schedule 14D-9, filed with the Securities and Exchange Commission on December 3, 2008.

CUSIP No.	58606R403

1	NAME OF REPORTING PERSONS. I.R.S. Identification No(s). of above person(s) (entities only) Luke Evnin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,138,993(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

14,138,993(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,138,993(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.2%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and Listed Persons expressly disclaim status as a “group” for purposes of this amended Schedule 13D.
(2) Consists of 13,251,643 shares of Common Stock held by BV IV QP, 510,531 shares of Common Stock held by BV IV KG and 376,819 shares of Common Stock held by AM LLC. BV IV GP and BV IV LLC are the direct and indirect general partners of BV IV QP and BV IV KG and BV IV LLC is the manager of AM LLC. The Reporting Person is a member of BV IV LLC.
(3) This percentage is calculated based upon 82,243,050 shares of the Issuer’s Common Stock outstanding as of December 1, 2008, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, as set forth in the Issuer’s Schedule 14D-9, filed with the Securities and Exchange Commission on December 3, 2008.

CUSIP No.	58606R403

1	NAME OF REPORTING PERSONS. I.R.S. Identification No(s). of above person(s) (entities only) Steven St. Peter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,138,993(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

14,138,993(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,138,993(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.2%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and Listed Persons expressly disclaim status as a “group” for purposes of this amended Schedule 13D.
(2) Consists of 13,251,643 shares of Common Stock held by BV IV QP, 510,531 shares of Common Stock held by BV IV KG and 376,819 shares of Common Stock held by AM LLC. BV IV GP and BV IV LLC are the direct and indirect general partners of BV IV QP and BV IV KG and BV IV LLC is the manager of AM LLC. The Reporting Person is a member of BV IV LLC.
(3) This percentage is calculated based upon 82,243,050 shares of the Issuer’s Common Stock outstanding as of December 1, 2008, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, as set forth in the Issuer’s Schedule 14D-9, filed with the Securities and Exchange Commission on December 3, 2008.

CUSIP No.	58606R403

1	NAME OF REPORTING PERSONS. I.R.S. Identification No(s). of above person(s) (entities only) William Greene

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,138,993(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

14,138,993(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,138,993(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.2%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and Listed Persons expressly disclaim status as a “group” for purposes of this amended Schedule 13D.
(2) Consists of 13,251,643 shares of Common Stock held by BV IV QP, 510,531 shares of Common Stock held by BV IV KG and 376,819 shares of Common Stock held by AM LLC. BV IV GP and BV IV LLC are the direct and indirect general partners of BV IV QP and BV IV KG and BV IV LLC is the manager of AM LLC. The Reporting Person is a member of BV IV LLC.
(3) This percentage is calculated based upon 82,243,050 shares of the Issuer’s Common Stock outstanding as of December 1, 2008, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, as set forth in the Issuer’s Schedule 14D-9, filed with the Securities and Exchange Commission on December 3, 2008.

CUSIP No.	58606R403

1	NAME OF REPORTING PERSONS. I.R.S. Identification No(s). of above person(s) (entities only) James Paul Scopa

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,138,993(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

14,138,993(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,138,993(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.2%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and Listed Persons expressly disclaim status as a “group” for purposes of this amended Schedule 13D.
(2) Consists of 13,251,643 shares of Common Stock held by BV IV QP, 510,531 shares of Common Stock held by BV IV KG and 376,819 shares of Common Stock held by AM LLC. BV IV GP and BV IV LLC are the direct and indirect general partners of BV IV QP and BV IV KG and BV IV LLC is the manager of AM LLC. The Reporting Person is a member of BV IV LLC.
(3) This percentage is calculated based upon 82,243,050 shares of the Issuer’s Common Stock outstanding as of December 1, 2008, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, as set forth in the Issuer’s Schedule 14D-9, filed with the Securities and Exchange Commission on December 3, 2008.

CUSIP No.	58606R403

1	NAME OF REPORTING PERSONS. I.R.S. Identification No(s). of above person(s) (entities only) Ashley Dombkowski

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,138,993(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

14,138,993(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,138,993(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.2%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and Listed Persons expressly disclaim status as a “group” for purposes of this amended Schedule 13D.
(2) Consists of 13,251,643 shares of Common Stock held by BV IV QP, 510,531 shares of Common Stock held by BV IV KG and 376,819 shares of Common Stock held by AM LLC. BV IV GP and BV IV LLC are the direct and indirect general partners of BV IV QP and BV IV KG and BV IV LLC is the manager of AM LLC. The Reporting Person is a member of BV IV LLC.
(3) This percentage is calculated based upon 82,243,050 shares of the Issuer’s Common Stock outstanding as of December 1, 2008, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, as set forth in the Issuer’s Schedule 14D-9, filed with the Securities and Exchange Commission on December 3, 2008.

CUSIP No.	58606R403

1	NAME OF REPORTING PERSONS. I.R.S. Identification No(s). of above person(s) (entities only) Vaughn M. Kailian

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		388,605(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,138,993(3)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		388,605(2)

WITH:	10	SHARED DISPOSITIVE POWER

14,138,993(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,527,598(2)(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.6%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and Listed Persons expressly disclaim status as a “group” for purposes of this amended Schedule 13D.
(2) Represents shares of Common Stock underlying options which are exercisable within 60 days of the date of this filing.
(3) Consists of 13,251,643 shares of Common Stock held by BV IV QP, 510,531 shares of Common Stock held by BV IV KG and 376,819 shares of Common Stock held by AM LLC and 388,605 shares of Common Stock underlying options which are exercisable within 60 days of the date of this filing. BV IV GP and BV IV LLC are the direct and indirect general partners of BV IV QP and BV IV KG and BV IV LLC is the manager of AM LLC. The Reporting Person is a member of BV IV LLC.
(4) This percentage is calculated based upon 82,243,050 shares of the Issuer’s Common Stock outstanding as of December 1, 2008, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, as set forth in the Issuer’s Schedule 14D-9, filed with the Securities and Exchange Commission on December 3, 2008.

CUSIP No.	58606R403

1	NAME OF REPORTING PERSONS. I.R.S. Identification No(s). of above person(s) (entities only) John Vander Vort

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,138,993(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

14,138,993(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,138,993(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.2%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and Listed Persons expressly disclaim status as a “group” for purposes of this amended Schedule 13D.
(2) Consists of 13,251,643 shares of Common Stock held by BV IV QP, 510,531 shares of Common Stock held by BV IV KG and 376,819 shares of Common Stock held by AM LLC. BV IV GP and BV IV LLC are the direct and indirect general partners of BV IV QP and BV IV KG and BV IV LLC is the manager of AM LLC. The Reporting Person is a member of BV IV LLC.
(3) This percentage is calculated based upon 82,243,050 shares of the Issuer’s Common Stock outstanding as of December 1, 2008, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, as set forth in the Issuer’s Schedule 14D-9, filed with the Securities and Exchange Commission on December 3, 2008.

     This Amendment No. 2 to Schedule 13D is being filed as an amendment to the initial statement on Schedule 13D relating to the common stock, par value $0.001 per share (“Common Stock”), of Memory Pharmaceuticals Corp., a Delaware corporation (“Issuer”), as filed with the Securities and Exchange Commission (the “SEC”) on October 25, 2006 as amended by Amendment No. 1 to Schedule 13D filed with the SEC on February 14, 2007 (as amended, the “Schedule 13D”).
     Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meaning as set forth in the Schedule 13D. The Schedule 13D is hereby further amended and supplemented as follows:
Item 2. Identity and Background
     Item 2 of the Schedule 13D is amended and restated in its entirety as follows:
     (a) The entities and persons filing this statement are MPM BioVentures IV-QP, L.P. (“BV IV QP”), MPM BioVentures IV GmbH & Co. Beteiligungs KG (“BV IV KG”), MPM Asset Management Investors BV4 LLC (“AM LLC”), MPM BioVentures IV GP LLC (“BV IV GP”) and MPM BioVentures IV LLC (“BV IV LLC”) (collectively, the “MPM Entities”) and Ansbert Gadicke, Luke Evnin, Steven St. Peter, William Greene, James Paul Scopa, Ashley Dombkowski, Vaughn Kailian and John Vander Vort (collectively, the “Listed Persons” and together with the MPM Entities, the “Filing Persons”).
     (b) The address of the principal place of business for each of the MPM Entities and Ansbert Gadicke, Luke Evnin, Steven St. Peter, Vaughn Kailian and John Vander Vort is The John Hancock Tower, 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116 and the address of the principal place of business for William Greene, James Paul Scopa and Ashley Dombkowski is 601 Gateway Blvd. Suite 350, S. San Francisco, CA 94080.
     (c) The principal business of each of the Filing Persons is the venture capital investment business.
     (d) During the last five years, none of the Filing Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, none of the Filing Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Each of the Listed Persons is a United States citizen and each of the MPM Entities is a Delaware limited partnership or limited liability company, except BV IV KG, which was organized in Germany.
     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling the general partners of the MPM Entities required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 4. Purpose of Transaction
     Item 4 of the Schedule 13D is amended by adding the following:
          On November 25, 2008, the Issuer, Hoffman-La Roche Inc., a New Jersey corporation (“Roche”) and 900 North Point Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Roche (“Merger Subsidiary”) entered into the Agreement and Plan of Merger (the “Merger Agreement”) attached hereto as Exhibit A. Pursuant to the Merger Agreement, and subject to its terms and conditions, Merger Subsidiary will commence a tender offer (the “Offer”) to acquire all of the outstanding shares of the Common Stock of the Issuer. Further, pursuant to the Merger Agreement, after the consummation of the Offer, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Subsidiary will merge with and into the Issuer and Issuer will become a wholly-owned subsidiary of Roche.
          In connection with the Merger Agreement, the MPM Entities, certain other stockholders of the Issuer (the “Other Stockholders”) and Roche entered into a Stockholder Tender and Support Agreement (the “Tender Agreement,” a copy of which is attached hereto as Exhibit B). Under the terms of the Tender Agreement, the MPM Entities have agreed, among other things, subject to the termination of the Tender Agreement (1) to tender in the Offer (and not to withdraw) all shares of the Issuer’s Common Stock beneficially owned or thereafter acquired by them, (2) to vote such shares in support of the merger in the event stockholder approval is required to consummate the merger and against any competing transaction, (3) to irrevocably appoint Roche as their proxy to vote such shares in connection with the Merger Agreement, (4) to not, and to use best efforts to ensure its affiliates do not: solicit, facilitate or encourage a third-party proposal of acquisition or otherwise enter into any agreement related thereto, and (5) not to otherwise transfer any of their shares. The Tender Agreement will terminate upon the termination of the Merger Agreement or in certain other events.
     References to and descriptions of the Merger Agreement, the Tender Agreement and the transactions completed thereby in this Item 4 are qualified in their entirety by reference to the Merger Agreement and the Tender Agreement, which are filed as exhibits to this Schedule and are incorporated by reference herein.
     Other than as described above in this Item 4, none of the Filing Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer
          Item 5 of the Schedule 13D is amended and restated in its entirety as follows:
     The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this Statement is provided as of December 11, 2008:

				Shared	Sole	Shared
	Shares Held	Options Held	Sole Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage
MPM Entity	Directly	Directly	Power	Power	Power	Power	Ownership	of Class (1)
BV IV QP	13,251,643	0	13,251,643	0	13,251,643	0	13,251,643	16.1%
BV IV KG	510,531	0	510,531	0	510,531	0	510,531	0.6%
AM LLC	376,819	0	376,819	0	376,819	0	376,819	0.5%
BV IV GP(2)	0	0	0	13,762,174	0	13,762,174	13,762,174	16.7%
BV IV LLC(3)	0	0	0	14,138,993	0	14,138,993	14,138,993	17.2%
Ansbert Gadicke(4)	0	0	0	14,138,993	0	14,138,993	14,138,993	17.2%
Luke Evnin(4)	0	0	0	14,138,993	0	14,138,993	14,138,993	17.2%
Steven St. Peter(4)	0	0	0	14,138,993	0	14,138,993	14,138,993	17.2%
William Greene(4)	0	0	0	14,138,993	0	14,138,993	14,138,993	17.2%
James Paul Scopa(4)	0	0	0	14,138,993	0	14,138,993	14,138,993	17.2%
Ashley Dombkowski(4)	0	0	0	14,138,993	0	14,138,993	14,138,993	17.2%
Vaughn Kailian(4)(5)	0	388,605	388,605	14,138,993	388,605	14,138,993	14,527,598	17.6%
John Vander Vort(4)	0	0	0	14,138,993	0	14,138,993	14,138,993	17.2%

(1)	This percentage is calculated based upon 82,243,050 shares of the Issuer’s Common Stock outstanding as of December 1, 2008, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, as set forth in the Issuer’s Schedule 14D-9, filed with the Securities and Exchange Commission on December 3, 2008.

(2)	BV IV GP and BV IV LLC are the direct and indirect general partners of BV IV QP and BV IV KG The securities are held as follows: 13,251,643 shares of Common Stock held by BV IV QP and 510,531 shares of Common Stock held by BV IV KG.

(3)	BV IV GP and BV IV LLC are the direct and indirect general partners of BV IV QP and BV IV KG and BV IV LLC is the manager of AM LLC. The securities are held as follows: 13,251,643 shares of Common Stock held by BV IV QP, 510,531 shares of Common Stock held by BV IV KG and 376,819 shares of Common Stock held by AM LLC.

(4)	The Reporting Person is a member of BV IV LLC. The securities are held as follows: 13,251,643 shares of Common Stock held by BV IV QP, 510,531 shares of Common Stock held by BV IV KG and 376,819 shares of Common Stock held by AM LLC.

(5)	Includes 388,605 shares of Common Stock issuable upon the exercise of options within 60 days of the filing date.
     As described in Item 4, each of BV IV QP, BV IV KG and AM LLC and the Other Stockholders has agreed, pursuant to the terms of the Tender Agreement, among other things, to vote to approve the merger contemplated in the Merger Agreement and has granted Roche a proxy to vote their shares to approve the merger.
     The MPM Entities and the Other Stockholders own, in the aggregate, 24,221,466 shares of Common Stock and options and warrants to purchase 6,523,533 shares of Common Stock.

     If the MPM Entities and the Other Stockholders are considered a “group” because of their participation in the Tender Agreement, each Reporting Person may be deemed to beneficially own 30,744,999 shares of Common Stock of the Issuer, representing 34.6% of the Common Stock of the Issuer, which percentage is calculated based upon 82,243,050 outstanding shares of the Issuer’s Common Stock and the aggregate options and warrants to purchase shares of Common Stock held by the MPM Entities and the Other Stockholders (assuming for purposes herein that all such options and warrants are exercisable within 60 days). Each Reporting Person disclaims membership in a “group.” Each Reporting Person also disclaims beneficial ownership of any shares of the Issuer, except for the shares set forth in the table above.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 is amended and restated in its entirety as follows:
     Vaughn M. Kailian is the President and Chief Executive Officer, as well as a member of the Board of Directors, of the Issuer. Mr. Kailian is also a member of BV IV LLC. BV IV LLC is the indirect general partner of BV IV QP and BV IV KG and the manager of AM LLC.
     The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.
     Other than as described in this Schedule 13D, to the best of the Filing Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
Item 7. Material to Be Filed as Exhibits
     A. Agreement and Plan of Merger dated November 25, 2008 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on November 25, 2008 (SEC File No. 000-50642)).
     B. Stockholder Tender and Support Agreement November 25, 2008 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on November 25, 2008 (SEC File No. 000-50642)).
     C. Agreement regarding filing of joint Schedule 13D.

Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  December 15, 2008

MPM BioVentures IV GP LLC

By:	MPM BioVentures IV LLC,
its Managing Member

By: Name:	/s/ Vaughn M. Kailian Vaughn M. Kailian
Title:	Member

MPM BioVentures IV LLC

By: Name:	/s/ Vaughn M. Kailian Vaughn M. Kailian
Title:	Member

MPM BioVentures IV-QP, L.P.

By:	MPM BioVentures IV GP LLC, its General Partner
By:	MPM BioVentures IV LLC, its Managing Member

By: Name:	/s/ Vaughn M. Kailian Vaughn M. Kailian
Title:	Member

MPM BioVentures IV GmbH & Co. Beteiligungs KG

By:	MPM BioVentures IV GP LLC, in its capacity as the Managing Limited Partner
By:	MPM BioVentures IV LLC, its Managing Member

By: Name:	/s/ Vaughn M. Kailian Vaughn M. Kailian
Title:	Member

MPM Asset Management Investors BV4 LLC

By:	MPM BioVentures IV LLC Its: Manager

By: Name:	/s/ Vaughn M. Kailian Vaughn M. Kailian
Title:	Member

By: Name:	/s/ Ansbert Gadicke Ansbert Gadicke

By: Name:	/s/ Luke Evnin Luke Evnin

By: Name:	/s/ Steven St. Peter Steven St. Peter

By: Name:	/s/ William Greene William Greene

By: Name:	/s/ James Paul Scopa James Paul Scopa

By: Name:	/s/ Ashley Dombkowski Ashley Dombkowski

By: Name:	/s/ Vaughn M. Kailian Vaughn M. Kailian

By: Name:	/s/ John Vander Vort John Vander Vort

Schedule I
General Partners/Members
Ansbert Gadicke
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 54th Floor
Boston, MA 02116
Principal Occupation: Member of the general partner of the general partner of MPM BioVentures IV-QP, L.P., MPM BioVentures IV GmbH & Co. Beteiligungs KG and member of the manager of MPM Asset Management
Investors BV4 LLC
Citizenship: USA
Luke Evnin
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 54th Floor
Boston, MA 02116
Principal Occupation: Member of the general partner of the general partner of MPM BioVentures IV-QP, L.P., MPM BioVentures IV GmbH & Co. Beteiligungs KG and member of the manager of MPM Asset Management
Investors BV4 LLC
Citizenship: USA
Steven St. Peter
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 54th Floor
Boston, MA 02116
Principal Occupation: Member of the general partner of the general partner of MPM BioVentures IV-QP, L.P., MPM BioVentures IV GmbH & Co. Beteiligungs KG and member of the manager of MPM Asset Management
Investors BV4 LLC
Citizenship: USA
William Greene
c/o MPM Asset Management
601 Gateway Blvd. Suite 350
S. San Francisco, CA 94080
Principal Occupation: Member of the general partner of the general partner of MPM BioVentures IV-QP, L.P., MPM BioVentures IV GmbH & Co. Beteiligungs KG and member of the manager of MPM Asset Management
Investors BV4 LLC
Citizenship: USA
James Paul Scopa
c/o MPM Asset Management
601 Gateway Blvd. Suite 350
S. San Francisco, CA 94080
Principal Occupation: Member of the general partner of the general partner of MPM BioVentures IV-QP, L.P., MPM BioVentures IV GmbH & Co. Beteiligungs KG and member of the manager of MPM Asset Management
Investors BV4 LLC
Citizenship: USA

Ashley Dombkowski
c/o MPM Asset Management
601 Gateway Blvd. Suite 350
S. San Francisco, CA 94080
Principal Occupation: Member of the general partner of the general partner of MPM BioVentures IV-QP, L.P., MPM BioVentures IV GmbH & Co. Beteiligungs KG and member of the manager of MPM Asset Management
Investors BV4 LLC
Citizenship: USA
Vaughn M. Kailian
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 54th Floor
Boston, MA 02116
Principal Occupation: Member of the general partner of the general partner of MPM BioVentures IV-QP, L.P., MPM BioVentures IV GmbH & Co. Beteiligungs KG and member of the manager of MPM Asset Management
Investors BV4 LLC
Citizenship: USA
John Vander Vort
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 54th Floor
Boston, MA 02116
Principal Occupation: Member of the general partner of the general partner of MPM BioVentures IV-QP, L.P., MPM BioVentures IV GmbH & Co. Beteiligungs KG and member of the manager of MPM Asset Management
Investors BV4 LLC
Citizenship: USA

Exhibit Index
     A. Agreement and Plan of Merger dated November 25, 2008 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on November 25, 2008 (SEC File No. 000-50642)).
     B. Stockholder Tender and Support Agreement November 25, 2008 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on November 25, 2008 (SEC File No. 000-50642)).
     C. Agreement regarding filing of joint Schedule 13D.

Exhibit C
Joint Filing Statement
     I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the beneficial ownership by the undersigned of the equity securities of Memory Pharmaceuticals Corp. is filed on behalf of each of the undersigned.
Date:  December 15, 2008

MPM BioVentures IV GP LLC

By:	MPM BioVentures IV LLC,
its Managing Member

By:	/s/ Vaughn M. Kailian

Name:	Vaughn M. Kailian
Title:	Member

MPM BioVentures IV LLC

By:	/s/ Vaughn M. Kailian

Name:	Vaughn M. Kailian
Title:	Member

MPM BioVentures IV-QP, L.P.

By:	MPM BioVentures IV GP LLC, its General Partner
By:	MPM BioVentures IV LLC, its Managing Member

By:	/s/ Vaughn M. Kailian

Name:	Vaughn M. Kailian
Title:	Member

MPM BioVentures IV GmbH & Co. Beteiligungs KG

By:	MPM BioVentures IV GP LLC, in its capacity as
the Managing Limited Partner
By:	MPM BioVentures IV LLC, its Managing Member

By:	/s/ Vaughn M. Kailian

Name:	Vaughn M. Kailian
Title:	Member

MPM Asset Management Investors BV4 LLC

By:	MPM BioVentures IV LLC
Its: Manager

By:	/s/ Vaughn M. Kailian

Name:	Vaughn M. Kailian
Title:	Member

By:	/s/ Ansbert Gadicke

Name:	Ansbert Gadicke

By:	/s/ Luke Evnin

Name:	Luke Evnin

By:	/s/ Steven St. Peter

Name:	Steven St. Peter

By:	/s/ William Greene

Name:	William Greene

By:	/s/ James Paul Scopa

Name:	James Paul Scopa

By:	/s/ Ashley Dombkowski

Name:	Ashley Dombkowski

By:	/s/ Vaughn M. Kailian

Name:	Vaughn M. Kailian

By:	/s/ John Vander Vort

Name:	John Vander Vort